NEWS  RELEASE   August 16, 2005

Trading Symbol: AMM - TSX

www.almadenminerals.com

CLOSING OF PRIVATE PLACEMENT

Almaden Minerals Ltd. (the “Company”) announces that it has completed and closed the Private Placement of 500,000 Shares at a price of $1.75 per Share. A commission of 3% of the proceeds realized from 412,000 shares of the placement was paid, such commission being satisfied by the issue of fully paid flow-through shares as to ½ and the balance in cash.  The issuance of shares and commission shares (other than 750 commission shares) closed on August 11, 2005 and the 750 commission share transaction closed August 16, 2005.

As most of these funds will be spent on the Elk (Siwash and WD veins) project, it is pertinent to report that, although the company does not normally issue press releases about single drill holes from the Elk project, assay results have just been received from this year’s first drill hole (numbered 410). This hole is in the Deep B Zone, and from 217.46 metres to 218.03 metres assayed 74.38 grams/tonne gold, or 2.18 ounces of gold per ton. Estimated true width of the intersection is 0.50 metres. Wojtek Jakubowski, P. Geo. is the qualified person, under the meaning of National Instrument 43-101, reviewing the sampling reported in this news release. The samples were analysed at Acme Analytical Laboratories in Vancouver, Canada using conventional fire assay and metallic assay techniques. Thirty four drill holes totaling 7,500 metres are planned for this program which is expected to be completed by mid October.

ON BEHALF OF THE BOARD OF DIRECTORS

“Duane Poliquin”

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Duane Poliquin

President